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AMERICAS
US Legal Services

J. Neil McMurdie
Senior Counsel
(860) 580-2824
Fax: (860) 580-4844
neil.mcmurdie@us.ing.com

April 11, 2011

BY EDGARLINK

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Security Life of Denver Insurance Company
Security Life Separate Account L1
Post-Effective Amendment No. 6 to Registration Statement on Form N-6
Prospectus Title: ING VUL-CV
File Nos.: 333-147534 and 811-08292

Ladies and Gentlemen:

Security Life of Denver Insurance Company (the “Company”) hereby acknowledges that:

  Should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-captioned filing of a Registration Statement on Form N-6 effective, such action does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or its staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at 860-580-2824.

Sincerely,

/s/ J. Neil McMurdie
J. Neil McMurdie

Windsor Site	ING North America Insurance Corporation
One Orange Way, C2N
Windsor, CT 06095-4774